Mail Stop 6010

June 15, 2006

Matthew B. Ferguson
Chief Financial Officer
Foxhollow Technologies, Inc.
740 Bay Road
Redwood City, CA 94063

     Re: **Foxhollow Technologies, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 7, 2006
              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              Form 8-K filed May 4, 2006
              File No. 000-50998

Dear Mr. Ferguson:

     We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 49

Statements of Operation, page 51

1.   Please revise future filings to remove the sub-total of stock-based compensation charges included as a footnote on the face of your statements of income. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A. This comment also applies to your selected financial data included on page 38 and MD&A on page 41.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 1. Condensed Financial Statements (unaudited), page 2

Note 2. Accounting for Stock-Based Compensation, page 6

2.   We note your disclosure of an $11.4 million stock-based compensation charge related to the retirement of your former chief executive officer. Please tell us and disclose in future filing more information about this charge. Specifically, please tell us the significant terms of the severance agreement, including any provisions for immediate vesting of existing stock options or other additional option grants as part of his termination. Explain how you accounted for the transaction and refer to the authoritative guidance that supports your accounting.

Form 8-K filed May 4, 2006

3.   We note that you are presenting net income excluding stock-based compensation expense. Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the most directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. Please revise future filings as necessary.

4.   In this regard, inclusion of such a measure may be misleading absent the
following disclosure:

·   the manner in which management uses the non-GAAP measure to conduct
or evaluate its business;

·   the economic substance behind management's decision to use such a
measure;

·   the material limitations associated with use of the non-GAAP financial
measure as compared to the use of the most directly comparable GAAP
financial measure;

·   the manner in which management compensates for these limitations when
using the non-GAAP financial measure; and

·   the substantive reasons why management believes the non-GAAP
financial measure provides useful information to investors.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial
Measures dated June 13, 2003. Revise future filings as necessary.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 that they have provided all information investors
require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

·   staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief